Exhibit 10.1
April 26, 2011
Mr. Peter Griffiths
Dear Peter:
Congratulations! CA Canada Company (CA) is pleased to offer you the position of Executive Vice President, Technology and Development. Your employment start date will be May 26th, 2011(the “Start Date”) and you will report to the Company’s Chief Executive Officer (“CEO”).
The enclosed Schedule identifies certain important benefits, employment policies and agreements, which govern the relationship between CA and its employees. It also describes certain information you must bring with you on your first day of work. Please ensure that you read it carefully before accepting this offer. All amounts are in Canadian dollars.
1. Employment, Duties, Authority and Work Standards. The Company hereby agrees to employ you as of the Start Date as Executive Vice President, Technology and Development, with such duties and responsibilities to be determined by the Company from time to time. You hereby accept such position and agree to serve the Company in such capacity. You shall report directly to the Company’s CEO. Your duties, responsibilities and authority shall be such duties, responsibilities and authority as are consistent with the above job title and such other duties, responsibilities and authority as the CEO shall from time to time specify. You will (a) serve the Company (and such of its subsidiary companies as the Company may designate) faithfully, diligently and to the best of your ability under the direction of the CEO and (b) devote your full working time and best efforts, attention and energy to the performance of your duties to the Company.
2. Compensation.
(A) Annual Base Salary- Your annual salary shall be of $700,000 per annum (the “Base Salary”), payable semi-monthly concurrent with the Company’s normal payroll cycle, subject to annual review by the Compensation and Human Resources Committee of the Company’s Board of Directors (the “Compensation Committee”).

(B) Annual Performance Cash Incentive- You shall also have an opportunity to earn an annual performance cash incentive bonus (“Annual Bonus”) under the Company’s Annual Performance Bonus program in accordance with Section 4.4 of the Company’s 2007 Incentive Plan, as amended and restated, or any successor thereto (the “Incentive Plan”). Your Annual Bonus target for the fiscal year commencing on April 1, 2011 shall equal $700,000, to be pro-rated based on the number days you serve the Company during the fiscal year commencing on April 1, 2011. The terms of the Annual Bonus targeted amount and the other terms and conditions of such Annual Bonus shall be subject to determination and approval of the Compensation Committee. For each fiscal year thereafter your Annual Bonus target will be subject to the review and approval of the Compensation Committee.
(C) Long-Term Performance Share Award- In addition, you shall also be eligible to receive a targeted Long-Term Performance Share Award of $2,400,000 for the performance period commencing on April 1, 2011 under the Company’s Long-Term Performance Plan program as set forth in Section 4.5 of the Incentive Plan, provided that such targeted amount and the other terms and conditions of such Long-Term Performance Award shall be subject to determination and approval of the Compensation Committee in accordance with the terms of the Incentive Plan. For the fiscal year commencing on April 1, 2011 your Long Term Performance Share Award shall be pro-rated based on the number days you serve the Company during the fiscal year commencing on April 1, 2011. For each fiscal year thereafter your Long-Term Performance Share Award target will be subject to the review and approval of the Compensation Committee.
(D) All payments to you shall be subject to all applicable tax withholdings.
3. Cash Equalization Payment. You will receive a cash equalization payment equal to $250,000 (the “Cash Equalization Payment”) in lieu of forfeited benefits associated with your previous employment. The Cash Equalization Payment will be paid to you in two equal installments. The first installment will be paid to you on the first available payroll following the first month anniversary of your employment and the second installment will be paid to you on the first available payroll after the 6 month anniversary of your employment with the Company; provided, in both cases, that you remain employed by the Company on the applicable payment date.
4. Initial Equity Awards.
(A) Upon the commencement of your employment with CA, the Compensation Committee has approved a grant to you of 70,000 restricted shares of CA, Inc. common stock (the “Restricted Stock Award”) which shall vest in approximately three equal installments on the first, second and third anniversaries of the date of grant. The Restricted Stock Award is subject to the terms of the Incentive Plan.

(B) Upon the commencement of your employment with CA, the Compensation Committee has also approved a grant to you of 75,000 options to purchase shares of CA, Inc. common stock with an exercise price equal to fair market value of CA, Inc. common stock on the date of grant (the “Option Award”). The Option Award is an award of non-qualified options which shall vest in approximately three equal installments on the first, second and third anniversaries of the date of grant. The Option Award is subject to the terms of the Incentive Plan.
5. Term of Employment, Termination Payments.
(A) Term of Employment — You shall be employed for an indefinite term. Upon termination of the employment for any reason whatsoever, the Company shall have no further obligations to you other than those set forth in Section 5 of this Letter. The effective date of your employment termination shall be referred to herein as the “Termination Date.”
(B) Termination Payments — In the event that (i) you terminate your employment for Good Reason (as defined in Appendix A) or (ii) the Company terminates your employment without Cause (as defined in Appendix A), other than as a result of your death, subject to your execution, delivery and non-revocation, within fifty-five (55) days following the Termination Date, of a valid and effective release, waiver and non-competition agreement in a form acceptable to the Company, the Company shall pay you a lump sum cash amount equal to $1,400,000 (less required withholdings), such lump sum payment to be made no later than the sixtieth (60th) day (or the next following business day if the sixtieth day is not a business day) following the Termination Date. This lump sum payment is inclusive of any entitlement to termination and severance pay under the Employment Standards Act, 2000 (the “ESA”); however, should you decline to deliver a release, waiver and non-competition agreement, as required herein, you will, in any event, receive termination and severance pay if and as required under the ESA. Additionally, you will be eligible to receive a portion of any outstanding Annual Bonus, provided that such payment (i) shall be made only after the end of the applicable performance cycle, (ii) shall be based upon the actual performance of the Company as determined in the sole discretion of the Company (provided, however, that negative discretion shall only be applied if, and to the extent, it is applied generally to the executive management team) and (iii) shall be pro-rated for the portion of the performance period that you have completed through the Termination Date (provided, however, that nothing herein shall be construed to accelerate the vesting of any Performance Share Award). Your unvested Initial Equity Awards granted pursuant to Sections 4(A) and 4(B) of this Letter shall accelerate and vest immediately upon the Termination Date. Notwithstanding the foregoing, in accordance with the terms of the Incentive Plan, you will have ninety (90) days from the Termination Date to exercise any vested but unexercised Stock Option Awards as of such date.

(C) Except as expressly provided herein, upon the termination your employment for any reason, your rights with respect to any shares of restricted stock or options to purchase shares of CA, Inc. common stock held by you as of the Termination Date, shall be subject to the applicable rules of the plan or agreement under which such restricted stock or options were granted as they exist from time to time. In addition, upon the termination of your employment for any reason, the Company shall pay to you your Base Salary through the Termination Date. Any vested benefits and other amounts that you are otherwise entitled to receive under any employee benefit plan, policy, practice or program of the Company or any of its affiliates shall be payable in accordance with such employee benefit plan, policy, practice or program as the case may be, provided that you shall not be entitled to receive any other payments or benefits in the nature of severance or termination pay, except as expressly required under the ESA.
(D) In the event that you resign other than for Good Reason, are terminated for Cause or die) during your employment, no benefits shall be payable to you under Section 5(B) of this Letter, but the terms and conditions of Section 5(C) shall remain in effect.
(E) To the extent any severance reference in the Computer Associates Canada Company Employment Agreement conflicts with the terms of this Offer Letter, this Offer Letter shall prevail.
6. Other Benefits.
(A) Change in Control Policy- Upon the commencement of your employment, the Compensation Committee has approved your participation in the Company’s Change in Control Severance Policy (the “CIC Severance Policy”) provided, however, you will not be eligible for benefits provided pursuant to Section 4(g) of the CIC Severance Policy relating to any Excise Tax Gross-Up. We anticipate that the Compensation Committee will approve your participation in the CIC Severance Policy at a 2.99 multiple. Any payments and benefits provided in the CIC Severance Policy that you are eligible to receive will reduce (but not below zero) the corresponding severance payment or benefit provided under this Letter. It is the intent of this provision to pay or to provide you with the greater of the two payments or benefits but not to duplicate them.
(B) Retirement, Welfare and Benefit Plans and Perquisites- You shall be eligible to participate in all retirement, welfare and benefit plans and perquisites generally made available to other senior employees of the Company. The Company will provide you with Executive Health Benefits customary for someone at your level and generally consistent with the benefits you enjoy with your current employer.
7. Other Employment Terms. While we do not believe that your role at CA conflicts with any of your continuing obligations to a prior employer (as we understand such obligations), in the event that a court of law determines that your employment with CA breaches a continuing obligation that you owe to a prior employer, and/or in the event that a prior employer takes that position, CA will:
(A) Either pay directly or reimburse you for the cost of reasonable legal fees and disbursements that you incur in responding to claims or defending yourself in any legal proceeding brought by a prior employer seeking to enforce the provisions of an agreement or alleging a breach of fiduciary duty arising out of the acceptance of employment with CA that would limit your ability to work for CA;
(B) Unless doing so is determined to be unreasonable as a means of addressing your prior employer’s claims, place you on paid leave with full compensation and benefits as provided for herein, including paragraphs 2, 3 and 4 hereof, for the duration of any court-imposed restrictions upon your ability to work for CA, or for such period as is determined by CA to be appropriate to address your prior employer’s claims;
(C) Indemnify you against any and all liability to a prior employer arising from the enforcement of an agreement or fiduciary obligation referenced and described in subparagraph (a) hereof.
(D) Indemnify you for losses you incur as a result of a prior employer seeking to “claw back” monies or benefits you have previously received from such employer, further to the enforcement of an agreement or fiduciary obligation referenced and described in subparagraph (a) hereof.
For the period of time prior to your relocation to New York, which we anticipate to be within the next 12 months, we will provide you a monthly cash allowance in the amount of USD $7,200 [less all applicable taxes] to be used to obtain housing in the New York area. All travel associated with your commute, including usage of the corporate jet will be in accordance with company policy.
Upon your relocation to the United States, your benefits will be modified to become consistent with the benefits offered to other Company executives at your level.
At CA, we’re in the business of IT management software, and our employees have always been the foundation upon which we have built our success. CA is one of the world’s largest IT management software providers. Our software and expertise unify and simplify complex IT environments in a secure way across the enterprise for greater business results, through the talent and dedication of our many loyal employees.
We look forward to having you join us and we expect that our relationship will be mutually rewarding.
We realize that this is an important decision and want to be certain you have all of the information that you require. Should you have questions or require information beyond what we have already discussed or what is contained in this letter, please call Guy Di Lella at 1-650-534-9888.

Please also plan to contact your Human Resources Representative, Catherine Hughes at 1- 905-695-7213 three days prior to your start date, to arrange and/or confirm your scheduled orientation time.
Sincerely,
Guy A. Di Lella
Chief Human Resources Officer
/s/ Peter Griffiths
Peter Griffiths
Agreed and Accepted on this 28th day of April, 2011:

Appendix A
For purposes of this Agreement, “Cause” means any of the following:
(1) The Employee’s continued failure, either due to willful action or as a result of gross neglect, to substantially perform his duties and responsibilities to the Company and its affiliates (the “Group”) under this Agreement (other than any such failure resulting from the Employee’s incapacity due to physical or mental illness) that, if capable of being cured, has not been cured within thirty (30) days after written notice is delivered to the Employee, which notice specifies in reasonable detail the manner in which the Company believes the Employee has not substantially performed his duties and responsibilities.
(2) The Employee’s engagement in conduct which is demonstrably and materially injurious to the Group, or that materially harms the reputation or financial position of the Group, unless the conduct in question was undertaken in good faith on an informed basis with due care and with a rational business purpose and based upon the honest belief that such conduct was in the best interest of the Group.
(3) The Employee’s indictment or conviction of, or plea of guilty or nolo contendere to, a felony [or Canadian equivalent] or any other crime involving dishonesty, fraud or moral turpitude.
(4) The Employee’s being found liable in any SEC or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not he admits or denies liability).
(5) The Employee’s breach of his fiduciary duties to the Group which may reasonably be expected to have a material adverse effect on the Group. However, to the extent the breach is curable, the Company must give the Employee notice and a reasonable opportunity to cure.
(6) The Employee’s (i) obstructing or impeding, (ii) endeavoring to influence, obstruct or impede or (iii) failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, the Employee’s failure to waive attorney-client privilege relating to communications with his own attorney in connection with an Investigation shall not constitute “Cause”.
(7) The Employee’s purposely withholding, removing, concealing, destroying, altering or by any other means falsifying any material which is requested in connection with an Investigation.
(8) The Employee’s disqualification or bar by any governmental or self-regulatory authority from serving in the capacity contemplated by this Agreement or his loss of any governmental or self-regulatory license that is reasonably necessary for him to perform his responsibilities to the Group under this Agreement, if (a) the disqualification, bar or loss continues for more than 30 days and (b)

during that period the Group uses its good faith efforts to cause the disqualification or bar to be lifted or the license replaced. While any disqualification, bar or loss continues during the Employee’s employment, he will serve in the capacity contemplated by this Agreement to whatever extent legally permissible and, if his employment is not permissible, he will be placed on leave (which will be paid to the extent legally permissible).
(9) The Employee’s unauthorized use or disclosure of confidential or proprietary information, or related materials, or the violation of any of the terms of the Employment and Confidentiality Agreement executed by the Employee or any Company standard confidentiality policies and procedures, which may reasonably be expected to have a material adverse effect on the Group and that, if capable of being cured, has not been cured within thirty (30) days after written notice is delivered to the Employee by the Company, which notice specifies in reasonable detail the alleged unauthorized use or disclosure or violation.
(10) The Employee’s violation of the Group’s (i) Workplace Violence Policy or (ii) policies on discrimination, unlawful harassment or substance abuse.
For this definition, no act or omission by the Employee will be “willful” unless it is made by the Employee in bad faith or without a reasonable belief that his act or omission was in the best interests of the Group.
For purposes of this Agreement, “Good Reason” shall mean any of the following:
(1) Any material and adverse reduction in the Employee’s authorities or responsibilities other than any isolated, insubstantial and inadvertent failure by the Company that is not in bad faith and is cured promptly on the Employee’s giving the Company notice (and for purposes of clarification, a change in the number of direct reports will not constitute a material and adverse reduction in the Employee’s authorities or responsibilities);
(2) Any material reduction by the Company in the Employee’s Base Salary or target level of Annual Bonus as set forth in Sections 2 (A) and (B), respectively, other than any such reduction that is (i) part of a broad-based salary reduction program for executive officers of the Company that does not exceed 10% or (ii) agreed to by the Employee in writing;
(3) Any action that would be deemed “constructive dismissal” under Canadian Law; or,
(4) The Company’s material breach of the terms of this Letter;
provided that (A) no alleged action, reduction or breach set forth in (1) through (4) above shall be deemed to constitute “Good Reason” unless such action, reduction or breach remains uncured, as the case may be, after the expiration of thirty (30) days following delivery to the Company from the Employee of a written notice, setting forth such course of conduct deemed by the Employee to constitute “Good Reason”; (B) such written notice must be delivered to the Company within ninety (90) days after the Employee obtains knowledge of such breach constituting “Good Reason”; and (C) the Employee must terminate employment within two years after the Employee obtains knowledge of such breach constituting “Good Reason”. The Company’s placing the Employee on paid leave for up to ninety (90) consecutive days while it is determining whether there is a basis to terminate the Employee’s employment for Cause will not constitute “Good Reason”.
CA 2011 Benefits At A Glance — Canada Only
The information contained in this document provides an overview of CA’s Benefit Programs. For full benefit details reference the applicable Benefits Booklet or contact Human Resources.

Health Care	Healthcare and prescription drug coverage is available effective on the first day of employment for employees and their eligible dependents. Employee only (Single) and family coverage levels are available. The Healthcare benefit supplements the Provincial Health Insurance Plan for most medical related costs.

Dental Plan	Dental coverage is available effective on the first day of employment for employees and their eligible dependents.

Basic Life Insurance & Accidental Death and Dismemberment (AD&D)	CA provides Basic Life and Accidental Death and Dismemberment in the amounts of $50,000 each. Coverage is effective on the employee’s date of hire.

Optional Life Insurance
• Employee	Optional life insurance is available from 1x to 5x the employee’s annual base salary to a maximum of $960,000. Evidence of insurability may be required in other circumstances.

• Spouse	Spouse (or common law spouse — subject to eligibility requirements) Optional life insurance is available in increments of $10,000 up to $250,000. Evidence of insurability may be required in other circumstances.

Child(ren)	Child(ren) Optional life insurance coverage is available in amounts of either $10,000 or $15,000 per child. Evidence of insurability may be required in other circumstances.

Short Term Disability (STD)	The STD plan has an elimination period of 5 days. Once approved CA will pay the first 6 weeks at 100% of base salary followed by 10 weeks at 60% of base salary for a total of 16 weeks.

Long Term Disability (LTD) Mandatory benefit	The LTD plan offers a benefit equal to 60% of the 1st $3,000 of an employee’s monthly base salary and 45% of the next $14,889 of an employee’s monthly base salary. There is an overall benefit limit under the LTD plan of $8,500 per month of which the non-evidence limit is $7,500 per month

Auto and Home Insurance	Group discounted auto and insurance policies are available to employees and their dependents through Aon Group Advantage.

Pet Insurance	Pet insurance coverage is available to employees and their dependents through Petsecure Pet Health Insurance.

Tuition Assistance Program	CA covers tuition up to 2 courses per “traditional” semester (Fall, Spring, Summer) if the employee achieves a B minus or better. Courses must be approved by two levels of management and HR. The maximum tuition reimbursement is $5250 per person per calendar year.

Adoption Assistance Program	After one year of employment, eligible adoption related expenses are reimbursed up to $5,000. A maximum of $10,000 will be payable to any one family within a 24-month period.

Employee Assistance and Work Life Balance Program	Available to employees seeking confidential counseling, work life programs assisting you in finding the providers, information and resources on a wide variety of personal and professional issues. Please visit www.lifebalance.net for more information about this Program.

RRSP / DPSP (“Cash Plan”)	Regular, full-time employees of CA Canada Company are eligible to participate and may enroll on the first day of the month following their date of hire. CA will begin matching employee contributions to the plan on the first of the month following the completion of 1 full year of service at the rate of 50% of the first 5% of the employee’s base salary that he/she contributes to the Plan. Company Contributions become fully vested after two (2) full years of service.

Payroll	Payroll dates are the 15th and last business day of each month. Direct Deposit is encouraged.

Vacation Days	You will be eligible to take five weeks of vacation per year. All vacations should be taken at times that are consistent with the business interests of the Corporation, and in accordance with CA Technologies vacation policies.

Sick Days	Sick days to be used for medical related absences and earned at a rate of 8 paid sick days per year. Unused sick days may be “banked” up to a maximum of 30 days. A pro-rated allotment will occur based on date of hire.

Personal Time Off (PTO)	Personal days to be used for paid time off for any reason with manager’s approval are earned at a rate of 3 days per calendar year. A pro-rated allotment will occur in the initial year of employment based on date of hire.

Holidays	Standard Canadian Statutory Holidays varies by province. See HR for more details.

Charitable Gift Program	Regular full time employees of CA, and their spouses, are eligible to participate in the Matching Gifts program. All institutions, organizations, associations, and funds must be non-profit, qualified either as 501 (C) (3) tax exempt by the Internal Revenue Service of the U.S. Treasury Department or in accordance with sections 118 and 149.1 of the Canadian Income Tax Act of Revenue Canada and or meet local statutory requirements. Contributions to non-CA sponsored private foundations are subject to review and approval by Community Relations Department in Islandia.

Employee Referral Program	Monies paid out for individuals hired by CA. Referral must be entered into system and credited to you as a person referring the candidate. Details available through employee self service portal.
/s/ Peter Griffiths
Peter Griffiths